UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces results of ANP bidding process

—

Rio de Janeiro, October 22, 2025 – Petróleo Brasileiro S.A. – Petrobras announces that it has acquired both blocks in the Campos Basin for which it submitted offers during the 3rd Cycle of the Permanent Production Sharing Offer conducted by Brazil’s National Agency of Petroleum, Natural Gas and Biofuels (ANP), successfully securing 100% of the bids submitted.

Petrobras acquired the Jaspe block in partnership with Equinor Brasil Energia Ltda. The consortium will have Petrobras as the operator, holding a 60% stake, with Equinor holding the remaining 40%. Petrobras also fully acquired the Citrino block.

The percentage of surplus oil to be made available to the Federal Union was the sole criterion adopted by the ANP to determine the winning bid, as the fixed value of the signing bonus was already established in the tender notice.

The signing bonus to be paid by the company in March 2026 amounts to approximately R$ 37 million. The table below summarizes the results of Petrobras' participation in the 3rd Cycle of the ANP's Permanent Production Sharing Offer:

The table below summarizes the results of Petrobras' participation in the 3rd Cycle of the ANP's Permanent Production Sharing Offer:

Sedimentary Basin	Block	Consortium Composition	Surplus Oil for the Union	Signing Bonus Petrobras’ Share (R$)
Campos	Citrino	Petrobras* 100%	31.19	5,689,435.33
Campos	Jaspe	Petrobras* 60% Equinor 40%	32.85	31,340,425.45
Total				37,029,860.78

(*) Operator

Participation in the 3rd Cycle of the Permanent Production Sharing Offer is in line with Petrobras’ long-term strategy and reinforces its position as the leading operator of oil fields located in ultra-deep waters, enhancing the company’s ability to replenish reserves and secure its future.

Petrobras acted selectively in the auction, ensuring the incorporation of almost 2,300 km² into its portfolio of exploratory areas.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer